EXHIBIT 99.3

2020 Annual General Meeting of Shareholders

Notice and Access Notification to Shareholders

You are receiving this notification as Equinox Gold Corp. (Equinox Gold or the Corporation) is utilizing the notice and access model for the delivery of the management information circular (the Circular) to registered and beneficial shareholders for its annual general meeting of shareholders (the Meeting) to be held on May 15, 2020. This notification contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notification. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about notice and access, you can contact Equinox Gold toll free at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International).

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of the Circular and the date of the Meeting, we will hold our Meeting in a virtual only format via live audiocast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Please refer to the section “How to vote” in the Circular for details on how to vote online or by proxy at the Meeting.

WHEN: Friday, May 15, 2020 1:30 p.m. (Vancouver time)	ONLINE AT: https://web.lumiagm.com/289444004 Password: equinox2020

Shareholders will be asked to consider and, if applicable, vote, on the following items of business:

1.          Receive Equinox Gold’s consolidated financial statements for the financial year ended December 31, 2019 and the auditors’ report thereon.

2.          Fix the number of directors at ten (10).

3.          Elect directors to hold office until our 2021 annual general meeting of shareholders.

4.          Reappoint KPMG LLP as the Corporation’s independent auditors to hold office until Equinox Gold’s 2021 annual general meeting of shareholders and authorize the directors to set the auditors’ pay.

5.          Consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on executive compensation.

6.          Transact any other business that may properly come before the Meeting.

For detailed information regarding each of the above items of business, please refer to the section of the Circular titled “Items of Business”. Equinox Gold urges shareholders to review the Circular before voting. Your Vote Is Important.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accessing Meeting Materials Online

This notice and the Circular will be available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This notice is accompanied by the Circular and either a proxy form or a voting instruction form.

2020 Annual General Meeting of Shareholders

Requesting Printed Meeting Materials

If you would like to receive a paper copy of the Circular, please call the Corporation toll free at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International). A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR. Requests should be received at least five business days in advance of the proxy deposit date set out in the accompanying proxy form or voting instruction form to receive the Circular in advance of the proxy deposit date and the Meeting date.

VOTING PROCESS

If you are a registered shareholder, you will have received a proxy form with this notification. If you are a nonregistered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

Registered shareholders: You may vote online, by phone or by mail in advance of the Meeting. To vote online, go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. To vote by telephone, call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. To vote by mail, complete the form of proxy and return it in the envelope provided to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Please refer to your proxy form or the section of the Circular titled “Voting” for further information.

The deadline for receiving duly completed and executed proxy forms or submitting your proxy by telephone or over the Internet is by 1:30 pm (Vancouver time) on May 13, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice. If a shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Non-registered shareholders: You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. You may also refer to the section of the Circular titled “Voting” for further information.

There may be deadlines for non-registered shareholders that are earlier than the deadline for proxies from registered shareholders set out above.

If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com.

DATED at Vancouver, British Columbia this 30th day of March, 2020.

By Order of the Board of Directors

(signed) Ross Beaty

Chairman